 Exhibit (a)(9)

TeleCommunication Systems, Inc.
275 West Street
Annapolis, Maryland 21401
December 7, 2015
Dear Stockholder:
We are pleased to inform you that, on November 22, 2015, TeleCommunication Systems, Inc. (“TCS”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Comtech Telecommunications Corp. (“Parent”) and Typhoon Acquisition Corp., a wholly owned subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser has commenced on December 7, 2015 a tender offer (the “Offer”) to purchase any and all of the outstanding shares of our Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Company Shares”), at a price per Company Share of  $5.00 (the “Offer Price”), net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law.
If successful, the Offer will be followed by the merger of Purchaser with and into TCS, with TCS surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Company Share then outstanding (other than any Company Shares owned by Parent or Purchaser or any subsidiary of Parent, Purchaser or TCS) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable law.
The Board of Directors of TCS (the “TCS Board”), acting upon the unanimous recommendation of the special committee of independent, disinterested directors of TCS formed for the purpose of, among other things, evaluating and making a recommendation to the TCS Board with respect to the Merger Agreement and the transactions contemplated thereby, has, by unanimous vote of all of the directors: (i) determined that it is in the best interests of TCS and its stockholders to enter into, and approved and declared advisable, the Merger Agreement, (ii) approved the execution and delivery by TCS of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement, and (iii) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of TCS’s Solicitation/Recommendation Statement on Schedule 14D-9, the TCS Board recommends that TCS’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer.
Accompanying this letter is (i) a copy of TCS’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated December 7, 2015, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your Company Shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Tuesday, January 5, 2016, unless extended.
Sincerely,
Maurice B. Tosé
President and Chief Executive Officer